Exhibit 99
	For Release:	November 4, 2021

	Investor Contact:	Vince Meyer
218-723-3952
NEWS		vmeyer@allete.com

ALLETE, Inc. reports third quarter earnings of 53 cents
Reaffirms 2021 earnings guidance range
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported third quarter 2021 earnings of 53 cents per share on net income of $27.6 million. Last year’s results were 78 cents per share on net income of $40.7 million.

“ALLETE is making significant progress on strategic initiatives, which will result in future earnings growth, driven by improved returns at our businesses and from our ongoing transformation to cleaner energy,” said ALLETE Chair, President and CEO Bethany Owen. “We are excited about the future as all of our ALLETE businesses execute ALLETE’s sustainability in action strategy, including Minnesota Power’s vision to provide carbon-free energy by 2050 and ALLETE Clean Energy’s strategy to expand beyond wind, enabling its customers to achieve their sustainability goals.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the Company’s investment in the American Transmission Co., recorded net income of $32.9 million, compared to $42.4 million in the third quarter of 2020. Third quarter 2021 earnings reflect lower net income at Minnesota Power primarily due to increased operating and maintenance expense, higher property taxes and negative timing impacts related to the recording of income tax expense compared to 2020, which vary quarter to quarter based on an estimated annual effective tax rate and are expected to reverse during the fourth quarter. Results from 2021 also reflect higher kilowatt-hour sales to residential, commercial and municipal customers, and higher industrial customer margins, partially offset by lower revenue from the idled Verso paper facility.

ALLETE Clean Energy recorded a third quarter 2021 net loss of $800,000 compared to net income of $1.1 million in 2020. Net income in 2021 reflects lower wind resources and availability.

Corporate and Other, which includes BNI Energy and ALLETE Properties, recorded a third quarter net loss of $4.5 million in 2021 compared to a net loss of $2.8 million in 2020. The increased net loss is primarily due to higher expenses.

“Our consolidated financial results are as expected for the quarter,” said ALLETE Senior Vice President and Chief Financial Officer Bob Adams. “ALLETE’s 2021 full year results are anticipated to be in the range of $3.00 to $3.30 per share, on a consolidated basis, transitioning to increased earnings in 2022 and beyond.”

Live Webcast on November 4, 2021; conference call slides posted on company website

ALLETE’s earnings conference call will be at 10:00 a.m. (EST), November 4, 2021, at which time management will discuss the third quarter of 2021 financial results. Interested parties may listen live by calling 877-303-5852, pass code 8090438, ten minutes prior to the start time, or may listen to the live audio-only webcast and view supporting slides, which will be available on ALLETE’s Investor Relations website http://investor.allete.com/events-presentations. A replay of the call will be available through November 11, 2021 by calling (855) 859-2056, pass code 8090438. The webcast will be accessible for one year at www.allete.com.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the company's operations, such as the charge for the recent Minnesota Power rate case resolution. Management believes that the presentation of non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented. See page 4 in this release for a reconciliation of 2020 annual GAAP earnings guidance range to 2020 annual adjusted earnings guidance range (Non-GAAP).

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Operating Revenue
Contracts with Customers – Utility	$304.8	$255.1	$888.2	$721.2
Contracts with Customers – Non-utility	37.7	35.9	123.4	119.0
Other – Non-utility	2.9	2.9	8.6	8.5
Total Operating Revenue	345.4	293.9	1,020.2	848.7
Operating Expenses
Fuel, Purchased Power and Gas – Utility	140.1	93.4	389.4	251.7
Transmission Services – Utility	19.2	14.9	56.1	49.8
Cost of Sales – Non-utility	15.2	15.4	47.8	48.6
Operating and Maintenance	66.7	61.9	200.1	181.9
Depreciation and Amortization	57.5	53.4	173.4	161.3
Taxes Other than Income Taxes	15.6	13.3	52.1	40.9
Total Operating Expenses	314.3	252.3	918.9	734.2
Operating Income	31.1	41.6	101.3	114.5
Other Income (Expense)
Interest Expense	(17.3)	(16.3)	(51.8)	(47.9)
Equity Earnings	4.4	5.1	14.3	16.7
Other	1.0	2.9	6.1	9.1
Total Other Expense	(11.9)	(8.3)	(31.4)	(22.1)
Income Before Income Taxes	19.2	33.3	69.9	92.4
Income Tax Benefit	(4.9)	(5.5)	(19.3)	(27.8)
Net Income	24.1	38.8	89.2	120.2
Net Loss Attributable to Non-Controlling Interest	(3.5)	(1.9)	(18.1)	(6.9)
Net Income Attributable to ALLETE	$27.6	$40.7	$107.3	$127.1
Average Shares of Common Stock
Basic	52.4	51.9	52.3	51.8
Diluted	52.5	52.0	52.3	51.9
Basic Earnings Per Share of Common Stock	$0.53	$0.78	$2.05	$2.45
Diluted Earnings Per Share of Common Stock	$0.53	$0.78	$2.05	$2.45
Dividends Per Share of Common Stock	$0.63	$0.6175	$1.89	$1.8525

Consolidated Balance Sheet
Millions - Unaudited

	Sep. 30	Dec. 31,		Sep. 30	Dec. 31,
	2021	2020		2021	2020
Assets			Liabilities and Equity
Cash and Cash Equivalents	$59.0	$44.3	Current Liabilities	$646.0	$459.6
Other Current Assets	219.7	210.6	Long-Term Debt	1,649.4	1,593.2
Property, Plant and Equipment – Net	5,053.1	4,840.8	Deferred Income Taxes	187.1	195.7
Regulatory Assets	502.9	480.9	Regulatory Liabilities	509.5	524.8
Equity Investments	317.8	301.2	Defined Benefit Pension and Other Postretirement Benefit Plans	207.6	225.8
Other Non-Current Assets	179.7	206.8	Other Non-Current Liabilities	278.1	285.3
			Equity	2,854.5	2,800.2
Total Assets	$6,332.2	$6,084.6	Total Liabilities and Equity	$6,332.2	$6,084.6

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

	Quarter Ended		Nine Months Ended
ALLETE, Inc.	September 30,		September 30,
Income (Loss)	2021	2020	2021	2020
Millions
Regulated Operations	$32.9	$42.4	$99.4	$111.0
ALLETE Clean Energy	(0.8)	1.1	11.7	16.8
Corporate and Other	(4.5)	(2.8)	(3.8)	(0.7)
Net Income Attributable to ALLETE	$27.6	$40.7	$107.3	$127.1
Diluted Earnings Per Share	$0.53	$0.78	$2.05	$2.45

Statistical Data
Corporate
Common Stock
High	$73.10	$61.32	$73.10	$84.71
Low	$58.89	$49.91	$58.89	$48.22
Close	$59.52	$51.74	$59.52	$51.74
Book Value	$44.51	$43.89	$44.51	$43.89

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	268	268	846	835
Commercial	360	345	1,018	983
Industrial	1,778	1,410	5,351	4,547
Municipal	147	147	445	434
Total Retail and Municipal	2,553	2,170	7,660	6,799
Other Power Suppliers	1,253	967	3,695	2,495
Total Regulated Utility Kilowatt-hours Sold	3,806	3,137	11,355	9,294

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$34.8	$32.2	$107.3	$93.3
Commercial	43.2	36.5	119.6	99.5
Industrial	139.2	109.3	405.7	315.0
Municipal	14.4	11.2	38.5	30.5
Total Retail and Municipal Electric Revenue	231.6	189.2	671.1	538.3
Other Power Suppliers	41.2	30.9	116.9	96.6
Other (Includes Water and Gas Revenue)	32.0	35.0	100.2	86.3
Total Regulated Utility Revenue	$304.8	$255.1	$888.2	$721.2

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802